SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 19, 2012

Press Release dated September 19, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: September 30, 2012

Eni: dismissal by the United States District Court of the criminal information filed against Snamprogetti Netherlands BV for incidents of corruption regarding the TSKJ consortium in Nigeria

San Donato Milanese (Milan), September 19, 2012 - The United States District Court, following a motion by the U.S. Department of Justice (DOJ), dismissed the criminal information filed against Snamprogetti Netherlands BV, in relation to incidents of corruption of Nigerian public officials in the period prior to June 2004 in connection with the TSKJ consortium’s installation of Liquefied Natural Gas plants on Bonny Island in Nigeria.

The dismissal definitively concludes the U.S. criminal proceeding against Snamprogetti Netherlands BV, a former indirect subsidiary of Eni and current subsidiary of Saipem. Snamprogetti Netherlands BV had a 25% participation in the TSKJ consortium.

The dismissal of the criminal information follows the two-year period set out in the deferred prosecution agreement entered into in July 2010 between Eni, Saipem and the U.S. Department of Justice, and of the fulfillment by Eni and Saipem of the commitments contained therein. Among those commitments was the development of an effective anti-corruption compliance program, which Eni has adopted and demanded of all its subsidiaries. In the last two years, Eni has become an international role model for the development and implementation of anti-corruption practices and programs.

As part of the deferred prosecution agreement, a compliance monitor was not imposed on Snamprogetti Netherlands BV, as it was on other members of the TSKJ consortium who have reached resolutions with the DOJ.

In recent years, Eni has not only voluntarily defined and applied groundbreaking anti-corruption control systems, but has also become an international reference for best practices in anti-corruption. Among its achievements, Eni was the only Italian company to participate in the B20 international working group to fight against corruption at the G20 meetings in Cannes in 2011 and in Los Cabos in 2012 and to be called to elect a representative to the Board of Directors of the

Partnering Against Corruption Initiative (PACI), an initiative that brings together 170 leading companies worldwide involved in the private-sector fight against corruption. Furthermore, Eni has been selected by the International Bar Association (IBA) as a supporter of the Anti-Corruption Strategy for the Legal Profession project, launched jointly by the Organization for Economic Cooperation and Development (OECD) and the United Nations Office on Drugs and Crime (UNODC).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

Eni: significant gas discovery in Pakistan

San Donato Milanese (Milan), September 19, 2012 - Eni has made a significant gas discovery onshore Pakistan, in the Badhra Area B exploration concession, located in the Khirtar Fold Belt region, 350 kilometers north of Karachi.

The Badhra B North-1 exploratory well, which led to the discovery, was drilled at a total depth of 2,450 meters and encountered over 54 meters of net gas pay in two thick Cretaceous sandstones of the Mughal Kot Formation. During the production test, the well flowed high quality gas from the two reservoirs, respectively at 25 and 35 million standard cubic feet per day (mmscfd).

The size of the discovery is currently estimated at between 300 and 400 billion cubic feet of gas in place and its delineation will require further appraisal wells.

The discovery is located 20 kilometers east of the Bhit gas processing facility, operated by Eni, which currently handles the gas production from the Bhit and Badhra fields. The drilling of Badhra North B-1 is part of Eni's new strategy in Pakistan which aims to refocus exploration activities in the neighboring areas to productive fields and confirms the presence of significant exploration potential that can be exploited through the application of new geological models.

Eni has started discussion with the Pakistani regulator and the joint venture in order to speed up the production of the discovery through a long-term production test that will allow for the commercialization of gas, and help to reduce the national gas deficit. The short time-to-market for the development of the field is part of Eni's strategy to focus on the rapid development of conventional and synergistic assets.

Eni, through its subsidiary Eni Pakistan Ltd, is operator of the block with a 40% stake in the development phase, together with partners Premier Oil Plc (6%), Kufpec Pakistan Ltd (34%) and Oil & Gas Development Co Ltd (20%).

Eni has been present in Pakistan since 2000 and is the largest producer in the country, with an average equity production at approximately 54,800 barrels of oil equivalent per day in 2011.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com